LOAN AGREEMENT

LOAN AGREEMENT entered into as of December 30, 2008 (this "Agreement") by and between Pharmacyclics, Inc., a Delaware corporation having a principal place of business at 995 E. Arques Avenue, Sunnyvale, CA 94085-4521 (the "Company"), and Robert W. Duggan & Associates (the "Lender").

WHEREAS, the Lender has agreed to provide a loan to the Company as financing pursuant to the terms hereof (the "Loan");

WHEREAS, for purposes of inducing the Lender to make the Loan, the Company has agreed to issue an unsecured promissory note to the Lender, all as more particularly described hereinbelow;

NOW, THEREFORE, in consideration of the premises, and the representations, warranties and agreements hereinbelow stated, and for other good and valuable consideration, receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

THE LOAN

1.1   The Loan. As of the date hereof, the Lender shall make the Loan to the Company in the amount of Five Million Dollars ($5,000,000), such amount to be delivered by wire transfer to the Company. The Loan shall be evidenced by, and subject to the terms set forth in, a promissory note dated the date hereof in the form attached hereto as **Exhibit A** (the "Note") made by the Company in favor of the Lender.

1.2   Interest. The Loan shall bear interest as follows: (i) 1.36% from December 30, 2008 until March 31, 2009, (ii) the rate of interest in effect for such day as publicly announced from time to time by Citibank N.A. as its "prime rate" (the "Prime Rate") from April 1, 2009 until December 31, 2009 and (iii) the Prime Rate plus 2% from January 1, 2010 until the expiration of the Note. Interest shall be paid annually.

1.3   Maturity. The principal and all accrued and unpaid interest on the Note shall be indefeasibly paid in full in cash to the Lender on or before the earlier of (i) July 1, 2010 or (ii) upon the closing of an equity offering or a rights offering of common stock, par value $0.0001 per share (the "Common Stock") to shareholders of the Company (the "Offering"), provided that the note shall only accelerate up to the amount of net proceeds raised in the Offering.

1.4   Payments. All amounts owing hereunder, whether on account of principal, interest or otherwise, shall be paid in United States dollars. Each payment under this Agreement shall be made for value on the day the payment is due, provided that if that day is not a Business Day, the payment shall be due on the next following Business Day. All interest shall continue to accrue until payment has been received and credited towards the Loan by the Lender. Each payment shall be made to the Lender's account at or before 3:00 p.m. (New York City time) on the day the payment is due. The Lender will apply payments received or collected from the Company or for the account of the Company to the Loan, whether or not then due, first to accrued interest to the extent of all outstanding accrued interest then due and payable and the balance to principal, provided that if there exists an Event of Default, or if the Company is obligated to pay to the Lender any costs or expenses incurred pursuant to the Loan Documents, without limiting any of the Lender's rights hereunder, the Lender may apply such payments to the Company's obligations in such order and manner as the Lender determines in its discretion.

"Business Day" shall mean any day other than a Saturday, Sunday and any other day on which banks in New York, New York are authorized or required to close.

All payments to be made by the Company shall be made without set-off or counterclaim and without any deduction of any kind.

If after receipt of any payment of any of the Loan, the Lender is required to surrender or return such payment or proceeds to any Person for any reason, then the obligations intended to be satisfied by such payment or proceeds shall be reinstated and continue and this Agreement shall continue in full force and effect as if such payment or proceeds had not been received by the Lender. The Company shall be liable to pay to the Lender, and does hereby indemnify and hold the Lender harmless for the amount of any payments made by it or on its behalf. This Section 1.4 shall remain effective notwithstanding any contrary action which may be taken by the Lender in reliance upon such payment or proceeds. This Section 1.4 shall survive the payment of the Loan and the termination or non-renewal of this Agreement.

ARTICLE II

REPRESENTATIONS AND WARRANTIES

The Company hereby represents and warrants that as of the date hereof:

2.1   Duly Incorporated. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all requisite power and authority to enter into and perform this Agreement, the Note and each other document executed in order to give effect to this Agreement (collectively, the "Loan Documents") and to carry on its business as now being conducted and as proposed to be conducted. The Company is duly qualified to transact business and is qualified as a foreign corporation in the State of California.

2.2   Corporate Authorization. All corporate action on the part of the Company necessary for the execution, delivery and performance by the Company of this Agreement and the other Loan Documents has been taken. This Agreement and each other Loan Document has been duly executed and delivered by the Company. The Loan Documents constitute the valid and binding obligations of the Company enforceable in accordance with their respective terms, subject as to enforcement of remedies to applicable bankruptcy, insolvency, reorganization or similar laws relating to or affecting the enforcement of creditors rights.

2.3   Capitalization. The authorized capital stock of the Company consists of 1,000,000 shares of preferred stock, none of which is outstanding and 100,000,000 shares of Common Stock, of which 26,044,846 shares are outstanding. All of the outstanding shares of such stock are fully paid and non-assessable. On a fully diluted basis, there are [31,910,912] shares of Common Stock issued and outstanding, which includes issued shares, options, warrants and any and all other convertible securities.

2.4   No Litigation. There is no action, proceeding or investigation pending or, to the knowledge of the Company, threatened against the Company or any of its properties or assets which might result in any Material Adverse Effect, nor, to the knowledge of the Company, is there any basis for any such action, proceeding or investigation.

"Material Adverse Effect" means any event, condition, change or effect that (a) has a material adverse effect on the condition, financial or otherwise, operations, prospects, assets, liabilities or business of the Company, (b) materially impairs the ability of the Company to perform its obligations under this Agreement or any of the other Loan Documents, (c) imposes any obligation on the Lender, compliance with which would materially impair its ability to receive its contemplated economic benefits hereunder, or (d) materially impairs the validity or enforceability of, or materially impairs the rights, remedies or benefits available to the Lender under, this Agreement or any other Loan Document.

2.5   Governmental Consents. The Company has obtained all consents, orders and authorizations from, and made all registrations, qualifications, designations and filings with, all appropriate federal and state governmental authorities that may be required in connection with the consummation of the transactions consummated hereby.

2.6   Non-Contravention. The execution, delivery and performance of this Agreement and the other Loan Documents by the Company does not (i) violate any of the provisions of any organizational document of the Company or any judgment, decree, order or award of any court, governmental body or arbitrator or any applicable law, rule or regulation applicable to the Company or (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any agreement, credit facility, debt or other instrument (evidencing the Company's debt or otherwise) or other understanding to which the Company is a party or by which any property or asset of the Company is bound or affected. If any, all required consents necessary for the Company to enter into and perform its obligations hereunder and thereunder have been obtained.

2.7   Tax Returns. The Company has filed, or caused to be filed, in a timely manner all tax returns, reports and declarations which are required to be filed by it (without requests for extension except as previously disclosed in writing to the Lender). All information in such tax returns, reports and declarations is complete and accurate in all material respects. The Company has paid or caused to be paid all taxes due and payable or claimed due and payable in any assessment received by it, except taxes the validity of which are being contested in good faith by appropriate proceedings diligently pursued and available to the Company and with respect to which adequate reserves have been set aside on its books. Adequate provision has been made for the payment of all accrued and unpaid federal, provincial, state, municipal, local, county, foreign and other taxes whether or not yet due and payable and whether or not disputed. The Company has collected and deposited in a separate bank account or remitted to the appropriate tax authority when due all sales and/or use taxes applicable to its business required to be collected under the laws the United States of America and each possession or territory thereof, and each state or political subdivision thereof or any other jurisdiction.

ARTICLE III

COVENANTS

Until this Agreement has been terminated and the Loan has been paid in full, unless the Company shall otherwise consent in writing, the Company covenants and agrees with the Lender as follows:

3.1   <u>Liens</u>. The Company agrees that it will not create, assume, or permit to exist, any mortgage, pledge, lien or encumbrance of or upon its assets except (i) liens, charges and encumbrances incidental to the conduct of its business or the ownership of its assets which were not incurred in connection with the borrowing of money or the obtaining of advances or credit and which do not materially impair the use thereof in the operation of its business; and (ii) liens for taxes or other governmental charges which are not delinquent or which are being contested in good faith and for which a reserve shall have been established in accordance with generally accepted accounting principles.

3.2   <u>No Default</u>. The Company shall not be in default of its obligations under any agreement, document or instrument with any other person or entity, which default could reasonably be expected to have a Material Adverse Effect.

3.3   <u>Costs and Expenses</u>. The Company shall pay all fees and expenses incurred by the Lender arising out of the collection and enforcement of the obligations of the Company under this Agreement and/or the other Loan Documents including, without limitation, reasonable attorneys fees and expenses. If an attorney is used to enforce or collect under this Agreement, the Company agrees to pay the Lender's reasonable attorneys' fees. THE COMPANY SHALL BE RESPONSIBLE FOR ALL OF THE LENDER'S REASONABLE ATTORNEYS FEES INCURRED IN CONNECTION WITH THE NEGOTIATION AND PREPARATION OF THIS AGREEMENT.

3.4   <u>Use of Proceeds</u>. The Company shall use the proceeds of the Loan provided by the Lender to the Company hereunder only for: (a) costs and expenses in connection with the preparation, negotiation, execution and delivery of this Agreement and the other Loan Documents and (b) working capital and general corporate purposes. None of the proceeds will be used, directly or indirectly, for the purpose of purchasing or carrying any margin security or for the purposes of reducing or retiring any indebtedness which was originally incurred to purchase or carry any margin security or for any other purpose which might cause the Loan to be considered a "purpose credit" within the meaning of Regulation U of the Board of Governors of the Federal Reserve System, as amended.

3.5   <u>Maintenance of Existence</u>. The Company shall at all times preserve, renew and keep in full force and effect its corporate existence and rights and franchises with respect thereto and maintain in full force and effect all intellectual property and other permits, licenses, approvals, authorizations, leases and contracts necessary to carry on the business as presently or proposed to be conducted.

3.6   <u>Compliance with Laws, Regulations, Etc</u>. The Company shall, at all times, comply in all material respects with all laws, rules, regulations, licenses, approvals, orders and other permits applicable to it and duly observe all requirements of any federal, provincial, state or local governmental authority, including, without limitation, all statutes, rules, regulations, orders, permits and stipulations relating to environmental pollution and employee health and safety, except for any matter that the Company is contesting in good faith by appropriate proceedings diligently pursued and which is not reasonably expected to have a Material Adverse Effect.

3.7   <u>Sale of Assets, Consolidation, Acquisition, Dissolution, Etc</u>. The Company shall not, directly or indirectly, without the prior written consent of the Lender: (a) merge with any other Person or permit any other Person to merge with it, or (b) acquire, or permit any of its subsidiaries to acquire, all or any substantial part of the properties and assets or securities of any Person over $1,000,000, or (c) wind up, liquidate or dissolve or (d) agree to do any of the foregoing.

"Person" shall mean any individual, limited liability company, corporation, partnership, association, trust or unincorporated organization, or a government or any agency or political subdivision thereof.

3.8   <u>Indebtedness</u>. The Company shall not incur, create, assume, become or be liable in any manner with respect to, or permit to exist, any obligations or indebtedness, except (a) the Loan; (b) trade obligations and normal accruals in the ordinary course of business not yet due and payable, or with respect to which the Company is contesting in good faith the amount or validity thereof by appropriate proceedings diligently pursued and available to the Company, and with respect to which adequate reserves have been set aside on its books in accordance with generally accepted accounting principles in effect from time to time in the United States of America ("GAAP"); or (c) purchase money indebtedness (including capitalized leases) to the extent not incurred or secured by liens (including capitalized leases) in violation of any other provision of this Agreement.

3.9   <u>Payment of Taxes and Claims</u>. The Company shall duly pay and discharge all taxes, assessments, contributions and governmental charges upon or against it or its properties or assets, except for taxes the validity of which are being contested in good faith by appropriate proceedings diligently pursued and available to the Company and with respect to which adequate reserves have been set aside on its books in accordance with GAAP. The Company shall be liable for any tax or penalties imposed on the Lender as a result of the financing arrangements provided for herein and the Company agrees to indemnify and hold the Lender harmless with respect to the foregoing, and to repay to the Lender on demand the amount thereof, and until paid by the Company such amount shall be added and deemed part of the Loan. The foregoing indemnity shall survive the payment of the Loan and the termination or non-renewal of this Agreement.

3.10   <u>Performance of Obligations</u>. The Company shall perform, in a timely manner, all of its obligations pursuant to all leases, mortgages, deeds of trust or other agreements to which the Company is a party, and shall pay when due all debt owed by the Company and all claims of mechanics, materialmen, carriers, landlords, warehousemen and other like persons, except only, and to the extent that, the amount of any such debt and claims is being contested by the Company in good faith by appropriate proceedings and the Company maintains on its books reasonable reserves therefor in accordance with GAAP.

3.11   Financial Statements. The Company shall provide quarterly and annual financial statements of the Company to the Lender to the extent not otherwise provided on the Securities and Exchange Commission's EDGAR filing system, within 50 days after the end of each quarter in the case of quarterly financial statements, and within 105 days after the end of each fiscal year in the case of annual financial statements.

3.12   Books and Records. The Company shall keep accurate and complete records of the Loan. All federal and state governmental authorities are authorized to furnish the Lender with copies of reports of examinations of the Company made by such parties. Banks, account debtors and other third parties (without waiving any solicitor-client privilege) with whom the Company has contractual relationships pertaining to the Loan Documents, are authorized to furnish the Lender with copies of such contracts and related materials.

3.13   Further Assurances. At any time after the date hereof, at the reasonable request of either party, the other party shall do or cause to be done all such further acts, and shall execute and deliver such further instruments, assignments, transfers, conveyances, or documents, as may reasonably be required in order to implement and carry out the intent and purpose of this Agreement and any documents executed in connection herewith.

ARTICLE IV

EVENTS OF DEFAULT

4.1   Events of Default. The occurrence or existence of any one or more of the following events are referred to herein individually as an "Event of Default", and collectively as "Events of Default":

(a)   the Company fails to pay when due, whether by acceleration or otherwise, any of obligations under the Loan;

(b)   the Company fails to perform or observe any term, covenant, condition, undertaking or provision contained in this Agreement or any of the other Loan Documents which is not otherwise addressed in this Section 4.1 and such failure, if capable of being cured or remedied, is not cured or remedied within five (5) Business Days thereof;

(c)   any representation, warranty or statement of fact made by the Company to the Lender in this Agreement or the other Loan Documents shall when made or deemed made be false or misleading in any material respect;

(d)   any judgment for the payment of money is rendered against the Company in excess of $50,000 in any one case or in excess of $100,000 in the aggregate and shall remain undischarged or unvacated for a period in excess of thirty (30) days or execution shall at any time not be effectively stayed, or any judgment other than for the payment of money, or injunction, attachment, garnishment or execution is rendered against the Company or any of its assets;

(e)   the Company dissolves or suspends or discontinues doing business;

(f)   the Company becomes insolvent (however defined or evidenced), makes an assignment for the benefit of creditors, proposes to make, makes or sends notice of a bulk sale or calls a meeting of its creditors or principal creditors;

(g)   a petition, case or proceeding under the bankruptcy laws of the United States of America or similar laws of any foreign jurisdiction now or hereafter in effect or under any insolvency, arrangement, reorganization, moratorium, receivership, readjustment of debt, dissolution or liquidation law or statute of any jurisdiction now or hereafter in effect (whether at law or in equity) is filed or commenced against the Company or all or any part of its properties and such petition or application is not dismissed within thirty (30) days after the date of its filing or the Company shall file any answer admitting or not contesting such petition or application or indicates its consent to, acquiescence in or approval of, any such action or proceeding or the relief requested is granted sooner;

(h)   a petition, case or proceeding under the bankruptcy laws of the United States of America or similar laws of any foreign jurisdiction now or hereafter in effect or under any insolvency, arrangement, reorganization, moratorium, receivership, readjustment of debt, dissolution or liquidation law or statute of any jurisdiction now or hereafter in effect (whether at a law or equity) is filed or commenced by the Company for all or any part of its property including, without limitation, if the Company shall:

    (i)   apply for or consent to the appointment of a receiver, trustee or liquidator of it or of all or a substantial part of its property and assets;

    (ii)   be unable, or admit in writing its inability, to pay its debts as they mature, or commit any other act of bankruptcy;

    (iii)   make a general assignment for the benefit of creditors;

    (iv)   file a voluntary petition or assignment in bankruptcy or a proposal seeking a reorganization, compromise, moratorium or arrangement with its creditors;

    (v)   take advantage of the United States Bankruptcy Code or any similar statute or law in any jurisdiction pertaining to arrangements, moratoriums, compromises or reorganizations, or admit the material allegations of a petition or application filed in respect of it in any bankruptcy, reorganization or insolvency proceeding; or

    (vi)   take any corporate action for the purpose of effecting any of the foregoing;

(i)   any default by the Company under any agreement, document or instrument relating to any indebtedness for money borrowed owing to any Person other than the Lender, or any capitalized lease obligations, contingent indebtedness in connection with any guarantee, letter of credit, indemnity or similar type of instrument in favor of any Person other than the Lender, in any case in an amount in excess of $50,000, which default continues for more than the applicable cure period, if any, with respect thereto, or any default by the Company under any material contract, lease, license or other obligation to any Person other than the Lender, which default continues for more than the applicable cure period, if any, with respect thereto;

(j)   a charging or indictment of the Company under any criminal statute, or commencement or threatened commencement of criminal or civil proceedings against the Company, pursuant to which statute or proceedings the penalties or remedies sought or available include forfeiture of any of the property of the Company having a fair market value in excess of $50,000;

(k)   there shall be an event of default under any of the other Loan Documents;

(l)   there shall be a breach or failure to comply with the provisions of any intercreditor agreement or subordination agreement with respect to by any party thereto other than the Lender.

4.2   Remedies.

(a)   At any time an Event of Default exists or has occurred and is continuing, and the Lender shall have all rights and remedies provided in this Agreement, the other Loan Documents and other applicable law, all of which rights and remedies may be exercised without notice to or consent by the Company, except as such notice or consent is expressly provided for hereunder or required by applicable law. All rights, remedies and powers granted to the Lender hereunder, under any of the other Loan Documents or other applicable law, are cumulative, not exclusive and enforceable, in the Lender's discretion, alternatively, successively, or concurrently on any one or more occasions, and shall include, without limitation, the right to apply to a court of equity for an injunction to restrain a breach or threatened breach by the Company of this Agreement or any of the other Loan Documents. The Lender may, at any time or times, proceed directly against the Company to collect obligations under the Loan.

(b)   Without limiting the foregoing, at any time an Event of Default exists or has occurred and is continuing, the Lender may, in its discretion and without limitation, (i) accelerate the payment of all obligations under the Loan and demand immediate payment thereof to the Lender (provided, that, upon the occurrence of any Event of Default under Sections 4.1(f), (g) or (h), all Loan obligations shall automatically become immediately due and payable), (ii) grant extensions of time and other indulgences, accept compositions, grant releases and discharges, and otherwise deal with the Company, debtors of the Company, sureties and others as the Lender may see fit without prejudice to the liability of the Company and/or (iii) terminate this Agreement.

(c)   For the purpose of enabling the Lender to exercise the rights and remedies hereunder, the Company hereby grants to the Lender, to the extent assignable, an irrevocable, non-exclusive license (exercisable without payment of royalty or other compensation to the Company) to use, assign, license or sublicense any of the trade-marks, service-marks, trade names, business names, trade styles, designs, logos and other source of business identifiers and other intellectual property now owned or hereafter acquired by the Company, wherever the same may be located, including in such license reasonable access to all media in which any of the licensed items may be recorded or stored and to all computer programs used for the compilation or printout thereof.

ARTICLE V

MISCELLANEOUS

5.1   <u>Governing Law; Choice of Forum; Service of Process; Jury Trial Waiver</u>

(1)   The validity, interpretation and enforcement of this Agreement and the other Loan Documents and any dispute arising out of the relationship between the parties hereto, whether in contract, tort, equity or otherwise, shall be governed by the laws of the State of New York except to the extent that the law of another jurisdiction governs any matter pursuant to a mandatory and non-waivable provision of New York law.

(2)   The Company and the Lender irrevocably consent and submit to the non-exclusive jurisdiction of the state and federal courts sitting in New York, New York and waive any objection based on venue or forum non conveniens with respect to any action instituted therein arising under this Agreement or any of the other Loan Documents or in any way connected with or related or incidental to the dealings of the parties hereto in respect of this Agreement or any of the other Loan Documents or the transactions related hereto or thereto, in each case whether now existing or hereafter arising, and whether in contract, tort, equity or otherwise, and agree that any dispute with respect to any such matters shall be heard only in the courts described above.

(3)   To the extent permitted by law, the Company hereby waives personal service of any and all process upon it and consents that all such service of process may be made by registered mail (return receipt requested) directed to its address set forth on the signature pages hereof and service so made shall be deemed to be completed five (5) days after the same shall have been so deposited in the mail, or, at the Lender's option, by service upon the Company in any other manner provided under the rules of any such courts. Within thirty (30) days after such service, the Company shall appear in answer to such process, failing which the Company shall be deemed in default and judgment may be entered by the Lender against the Company for the amount of the claim and other relief requested.

(4)   THE COMPANY AND THE LENDER EACH HEREBY WAIVES ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION OR CAUSE OF ACTION (i) ARISING UNDER THIS AGREEMENT OR ANY OF THE OTHER LOAN DOCUMENTS OR (ii) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES HERETO IN RESPECT OF THIS AGREEMENT OR ANY OF THE OTHER LOAN DOCUMENTS OR THE TRANSACTIONS RELATED HERETO OR THERETO IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY OR OTHERWISE. THE COMPANY AND THE LENDER EACH HEREBY AGREES AND CONSENTS THAT ANY SUCH CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE COMPANY AND THE LENDER MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

(5)   The Lender shall not have any liability to the Company (whether in tort, contract, equity or otherwise) for losses suffered by the Company in connection with, arising out of, or in any way related to the transactions or relationships contemplated by this Agreement or any other Loan Document, or any act, omission or event occurring in connection herewith, unless it is determined by a final and non-appealable judgment or court order binding on the Lender, that the losses were the result of acts or omissions constituting gross negligence or willful misconduct on the part of the Lender, as applicable. In any such litigation, the Lender shall be entitled to the benefit of the rebuttable presumption that they acted in good faith and with the exercise of ordinary care in the performance by them of the terms of this Agreement or any other Loan Document.

5.2 <u>Waiver of Notices</u>. The Company hereby expressly waives demand, presentment, protest and notice of protest and notice of dishonour with respect to any and all instruments and commercial paper, included in or evidencing any of the Loan obligations, and any and all other demands and notices of any kind or nature whatsoever with respect to the Loan obligations and this Agreement, except such as are expressly provided for herein. No notice to or demand on the Company which the Lender may elect to give shall entitle the Company to any other or further notice or demand in the same, similar or other circumstances.

5.3 <u>Amendments and Waivers</u>. Neither this Agreement nor any provision hereof shall be amended, modified, waived or discharged orally or by course of conduct, but only by a written agreement signed by an authorized officer of the Lender, and as to amendments, as also signed by an authorized officer of the Company. The Lender shall not, by any act, delay, omission or otherwise be deemed to have expressly or impliedly waived any of its rights, powers and/or remedies unless such waiver shall be in writing and signed by an authorized officer of the Lender. Any such waiver shall be enforceable only to the extent specifically set forth therein. A waiver by the Lender of any right, power and/or remedy on any one occasion shall not be construed as a bar to or waiver of any such right, power and/or remedy which the Lender would otherwise have on any future occasion, whether similar in kind or otherwise.

5.4 <u>Waiver of Counterclaims.</u> The Company waives all rights to interpose any claims, deductions, setoffs or counterclaims of any nature (other than compulsory counterclaims) in any action or proceeding with respect to this Agreement, the Loan or any matter arising therefrom or relating hereto or thereto.

5.5 <u>Indemnification.</u> The Company shall indemnify and hold the Lender harmless from and against any and all losses, claims, damages, liabilities, costs or expenses imposed on, incurred by or asserted against any of them in connection with any litigation, investigation, claim or proceeding commenced or threatened related to the negotiation, preparation, execution, delivery, enforcement, performance or administration of this Agreement, any other Loan Documents, or any undertaking or proceeding related to any of the transactions contemplated hereby or any act, omission, event or transaction related or attendant thereto, including, without limitation, amounts paid in settlement, court costs, and the fees and expenses of counsel. To the extent that the undertaking to indemnify, pay and hold harmless set forth in this Section may be unenforceable because it violates any law or public policy, the Company shall pay the maximum portion which it is permitted to pay under applicable law to the Lender, as applicable, in satisfaction of indemnified matters under this Section. The foregoing indemnity shall survive the payment of the Loan and the termination or non-renewal of this Agreement.

5.6 <u>Notices.</u> Unless otherwise specified, any notice or other communication required or permitted to be given to a party under this Agreement shall be in writing and may be delivered personally or sent by prepaid registered mail or by nationally recognized overnight carrier or by facsimile or email transmission, to the address or facsimile number or email address of the applicable party set forth on the signature page hereto, or to such other address as any party may designate by written notice to the other in accordance with this provision. Any notice or other communication shall be deemed to have been given (1) if delivered personally, when received; (2) if mailed, on the fifth Business Day following the date of mailing; (3) if sent by nationally recognized overnight carrier, the next Business Day after the day of dispatch to such carrier; (4) if sent by facsimile or email transmission on a Business Day, on the Business Day when sent, provided that the notice is also sent simultaneously by any other method permitted by this Section; and (5) if sent by facsimile or email transmission on a day which is not a Business Day, on the next succeeding Business Day, provided that the notice is also sent simultaneously by any other method permitted by this Section.

5.7 <u>Partial Invalidity</u>. If any provision of this Agreement is held to be invalid or unenforceable, such invalidity or unenforceability shall not invalidate this Agreement as a whole, but this Agreement shall be construed as though it did not contain the particular provision held to be invalid or unenforceable and the rights and obligations of the parties shall be construed and enforced only to such extent as shall be permitted by applicable law.

5.8 <u>Successors.</u> This Agreement, the other Loan Documents and any other document referred to herein or therein shall be binding upon and inure to the benefit of and be enforceable by the Lender, the Company and their respective permitted successors and assigns. The Lender may, after notice to the Company, assign its rights and delegate its obligations under this Agreement and the other Loan Documents and further may assign, or sell participations in, all or any part of the Loan or any other interest herein to another financial institution or other Person, in which event, the assignee or participant shall have, to the extent of such assignment or participation, the same rights and benefits as it would have if it were the Lender hereunder, except as otherwise provided by the terms of such assignment or participation.

5.9 <u>Entire Agreement.</u> Except as otherwise expressly agreed to in writing by the Lender, this Agreement, the other Loan Documents, any supplements hereto or thereto, and any instruments or documents delivered or to be delivered in connection herewith or therewith represents the entire agreement and understanding concerning the subject matter hereof and thereof between the parties hereto, and supersede all other prior agreements, understandings, negotiations and discussions, representations, warranties, commitments, proposals, offers and contracts concerning the subject matter hereof, whether oral or written. In the event of any inconsistency between the terms of this Agreement and any schedule or exhibit hereto, the terms of this Agreement shall govern.

5.10   <u>Headings</u>. The division of this Agreement into Sections and the insertion of headings and a table of contents are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

5.11   <u>Execution in Counterparts</u>. This Agreement may be executed and delivered in any number of counterparts, each of which when executed and delivered is an original but all of which taken together constitute one and the same instrument.

5.12   <u>Execution and Copies</u>. This Agreement may be executed and delivered by delivering a copy of a signed counterpart of or signature page to this Agreement by facsimile or email transmission and any such counterpart or signature page shall be given the same effect, and the parties may rely thereon to the same extent, as a counterpart or signature page with original signatures.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first set forth above.

PHARMACYCLICS, INC.
995 E. Arques Avenue
Sunnyvale, California 94085-4521

By: /s/ JAMES L. KNIGHTON
     Name: James L. Knighton
     Title: Director

ROBERT W. DUGGAN & ASSOCIATES
1933 Cliff Drive, Suite 30
Santa Barbara, California 93107

By: /s/ ROBERT W. DUGGAN
     Name: Robert W. Duggan
     Title: Principal

Exhibit A

December 30, 2008

Pharmacyclics, Inc.
Unsecured Promissory Note

$5,000,000

FOR VALUE RECEIVED, Pharmacyclics, Inc., a Delaware corporation (the "Company"), hereby promises to pay to Robert W. Duggan & Associates (the "Lender"), or its successors and assigns, the principal amount of Five Million Dollars ($5,000,000), together with interest computed in accordance with the terms of this Note below, on or before the earlier of (i) July 1, 2010 or (ii) upon the closing of the Offering (the "Maturity Date"), provided that the note shall only accelerate up to the amount of net proceeds raised in the Offering.

This Note is given pursuant to that certain Loan Agreement, dated as of the date hereof (the "Loan Agreement"), by and between the Company and the Lender, and is entitled to the benefits of the Loan Agreement. The Loan Agreement provides, among other things, (i) for the making of the Loan by the Lender to the Company in the aggregate amount of $5,000,000, the indebtedness of the Company evidenced by this Note, and (ii) for Events of Default, and for acceleration of the maturity of the unpaid principal amount of this Note upon the happening of certain stated events and also for prepayments on account of the principal hereof prior to the maturity hereof upon the terms and conditions therein specified. Defined terms used and not otherwise defined herein have the same meanings given such terms in the Loan Agreement.

      I.   Payments, Replacement of Note.

      1.1   Payment of Principal and Interest. Interest and principal on this Note shall be payable by the Company on an annual basis by wire transfer of funds or by mailing a check by overnight courier service to the Lender at such address as the Lender may notify the Company in writing from time to time. Payments of principal and interest and amounts due with respect to costs and expenses pursuant to the Loan Agreement, shall be made in lawful money of the United States of America in immediately available funds, without deduction, set-off or counterclaim to the Lender. The Company waives grace, demand, presentment for payment, notice of dishonor or default, protest, notice of protest, notice of intent to accelerate, notice of collection, notice of acceleration and diligence in collecting and bringing of suit.

      1.2   Interest. All amounts payable hereunder and under the other Loan Documents shall bear interest at a rate per annum of (i) 1.36% from the funding date until March 31, 2009, (ii) the rate of interest in effect for such day as publicly announced from time to time by Citibank N.A. as its "prime rate" (the "Prime Rate") from April 1, 2009 until December 31, 2009 and (iii) the Prime Rate plus 2% from January 1, 2010 until the expiration of the Note. Interest shall be calculated on the actual number of days elapsed over a 360-day year, on the unpaid principal balance hereof, until paid in full.

      1.3   Prepayment. The Company, at its election, may from time to time prepay without penalty all or any part of the unpaid balance of this Note prior to the Maturity Date. All

payments made pursuant to this Section l.3 will be first applied to accrued interest, if any, and the balance, if any, to principal.

1.4 Lost or Destroyed Note. Upon receipt of evidence satisfactory to the Company that this Note has been mutilated, destroyed or lost, and upon proof of ownership and receipt of indemnity from the Lender satisfactory in the form and amount to the Company, the Company shall execute and deliver a new Note stated to mature on the same date and for the same principal amount as this Note so mutilated, destroyed or lost, of like tenor with such notations, if any, as the Company shall reasonably determine, upon surrender and cancellation of, and in exchange and substitution for, such mutilated Note, or in lieu of and in substitution for this Note so destroyed or lost.

II. Miscellaneous.

2.1 Successors and Assigns. All covenants, agreements and undertakings in this Note by and on behalf of any of the parties hereto shall inure to the benefit of and be binding upon the respective heirs, administrators, personal representatives, successors and assigns of the parties hereto. The Lender may assign its rights under this Note and the other Loan Documents.

2.2 Amendments and Waivers. No changes in or additions to this Note may be made or compliance with any term, covenant, agreement, condition or provision set forth herein may be omitted or waived (either generally or in a particular instance and either retroactively or prospectively) without the written consent of the Lender.

2.3 Governing Law. This Note and the other Loan Documents shall be governed by and construed in accordance with the laws of the State of New York, without regard to any conflict of law provisions. The Company agrees to the exclusive jurisdiction and venue of the state and federal courts located in New York, New York to resolve any dispute arising under or related in any manner to this Note.

IN WITNESS WHEREOF, the Company has caused this Note to be duly executed on the date hereof.

PHARMACYCLICS, INC.

By: /s/ JAMES L. KNIGHTON
Name: James L. Knighton
Title: Director